1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	July 26, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Shareholders Elect Board of Directors

Board of Directors Unanimously Re-elects Dr. Mark Liu as Chairman and

Dr. C.C. Wei as CEO and Vice Chairman

Hsinchu, Taiwan, R.O.C., July 26, 2021 –TSMC (TWSE: 2330; NYSE: TSM) today held its 2021 Annual Shareholders’ Meeting, which passed the following major resolutions:

1. Acknowledged the 2020 Business Report and Financial Statements. Consolidated revenue totaled NT$1,339.255 billion and net income was NT$517.89 billion, with diluted earnings per share of NT$19.97.

2. Approved the issuance of employee restricted stock awards (RSAs) for the year 2021.

3. Elected TSMC’s 15th Board of Directors. The 10 Directors are: Mark Liu, C.C. Wei, F.C. Tseng, Ming-Hsin Kung (Representative of the National Development Fund, Executive Yuan), Sir Peter Leahy Bonfield, Kok-Choo Chen, Michael R. Splinter, Moshe N. Gavrielov, Yancey Hai, and L. Rafael Reif. Six of those elected, Sir Peter Leahy Bonfield, Kok-Choo Chen, Michael R. Splinter, Moshe N. Gavrielov, Yancey Hai, and L. Rafael Reif are independent directors (in chronological order of time they joined the Board).

After the Annual Shareholders’ Meeting, TSMC also held the first meeting of the 15th Board of Directors, at which the Board unanimously re-elected Dr. Mark Liu as Chairman and Dr. C.C. Wei as Chief Executive Officer (CEO) and Vice Chairman.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com